# Cash Flow Forecast

| ($ in thousands) | 11/2/2018 | 11/9/2018 | 11/16/2018 | 11/23/2018 | 11/30/2018 | 12/7/2018 | 12/14/2018 | 12/21/2018 | 12/28/2018 | 1/4/2019 | 1/11/2019 | 1/18/2019 | 1/25/2019 | 13 Weeks |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Week Ending | | | | | | | | | | | | | |
| **Total Receipts** | $ 48,547 | $ 53,482 | $ 46,709 | $ 46,482 | $ 47,548 | $ 46,253 | $ 46,323 | $ 46,384 | $ 47,527 | $ 46,473 | $ 46,503 | $ 46,526 | $ 47,637 | $ 616,395 |
| **Total Trade and Opex** | $ (80,647) | $ (46,230) | $ (62,572) | $ (47,572) | $ (48,729) | $ (47,283) | $ (47,283) | $ (47,283) | $ (47,283) | $ (48,659) | $ (47,502) | $ (47,502) | $ (47,502) | $ (666,048) |
| **Capex** | $ - | $ (740) | $ (600) | $ - | $ - | $ (1,140) | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ (2,480) |
| **Total Restructuring Charges** | $ (1,362) | $ (1,362) | $ (4,362) | $ (1,362) | $ (859) | $ (859) | $ (859) | $ (859) | $ (578) | $ (578) | $ (578) | $ (578) | $ (1,745) | $ (15,940) |
| **Total Financing Disbursements** | $ (9,246) | $ (361) | $ (436) | $ (801) | $ (534) | $ (379) | $ (372) | $ (365) | $ (855) | $ (783) | $ (409) | $ (407) | $ (771) | $ (15,719) |
| **Total Disbursements** | $ (91,255) | $ (48,693) | $ (67,970) | $ (49,736) | $ (50,122) | $ (49,661) | $ (48,514) | $ (48,507) | $ (48,716) | $ (50,020) | $ (48,488) | $ (48,487) | $ (50,017) | $ (700,187) |
| **Net Cash Flow** | $ (42,707) | $ 4,788 | $ (21,261) | $ (3,253) | $ (2,574) | $ (3,408) | $ (2,191) | $ (2,123) | $ (1,190) | $ (3,547) | $ (1,985) | $ (1,961) | $ (2,380) | $ (83,791) |
| ABL financing | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ 2,355 | 2,355 |
| FILO TL financing | 32,437 | - | - | - | - | - | - | - | - | - | - | - | - | 32,437 |
| 2nd Lien TL financing | 25,000 | - | - | - | - | 1,978 | 2,191 | 2,123 | 1,190 | 3,547 | 1,985 | 1,961 | 26 | 40,000 |
| **Ending Cash Balance** | $ 24,729 | $ 29,518 | $ 8,257 | $ 5,004 | $ 2,430 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 |
| Restricted Cash | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| **Available Cash** | $ 24,729 | $ 29,518 | $ 8,257 | $ 5,004 | $ 2,430 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 | $ 1,000 |

# Cash Flow Forecast

| ($ in thousands) | 13 Weeks | Month 4 | Month 5 | Month 6 | 26 Weeks |
|---|---|---|---|---|---|
| **Total Receipts** | **$ 616,395** | **$ 187,374** | **$ 186,358** | **$ 235,438** | **$ 1,225,566** |
| **Total Trade and Opex** | **$ (666,048)** | **$ (190,881)** | **$ (191,599)** | **$ (237,802)** | **$ (1,286,330)** |
| **Capex** | **$ (2,480)** | **$ (150)** | **$ (390)** | **$ (100)** | **$ (3,120)** |
| **Total Restructuring Charges** | **$ (15,940)** | **$ (4,528)** | **$ (1,560)** | **$ (2,809)** | **$ (24,837)** |
| **Total Financing Disbursements** | **$ (15,719)** | **$ (2,066)** | **$ (1,639)** | **$ (3,208)** | **$ (22,633)** |
| **Total Disbursements** | **$ (700,187)** | **$ (197,626)** | **$ (195,188)** | **$ (243,920)** | **$ (1,336,920)** |
| **Net Cash Flow** | **$ (83,791)** | **$ (10,251)** | **$ (8,831)** | **$ (8,481)** | **$ (111,355)** |
| ABL financing | 2,355 | 10,251 | 8,831 | 8,481 | 29,918 |
| FILO TL financing | 32,437 | - | - | - | 32,437 |
| 2nd Lien TL financing | 40,000 | - | - | - | 40,000 |
| **Ending Cash Balance** | **$ 1,000** | **$ 1,000** | **$ 1,000** | **$ 1,000** | **$ 1,000** |
| Restricted Cash | - | - | - | - | - |
| **Available Cash** | **$ 1,000** | **$ 1,000** | **$ 1,000** | **$ 1,000** | **$ 1,000** |